UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.____)*

LitFunding Corp.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

536782-10-5

(CUSIP Number)

Stanley Tomchin

One Turnberry Place, Unit 602

2877 Paradise Road

Las Vegas, NV  89109

(702) 699-9515

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536782-10-5

SCHEDULE 13D

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stanley Tomchin
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,034,000
8. Shared Voting Power 90,000
9. Sole Dispositive Power 1,034,000
10. Shared Dispositive Power 90,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,000 (such amount does not include 112,400 shares which were issued in 2004 as a stock dividend)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) See Item 5(a) below [x]
13. Percent of Class Represented by Amount in Row (11) 13.6%**
14. Type of Reporting Person (See Instructions) IN

**

The calculation of the foregoing percentage is based on 8,270,250 shares of Issuer's  common stock which were to have been outstanding upon the effectiveness of the merger as set forth in the Issuer's Form 10-KSB Report for the year ended December 31, 2002.

CUSIP No. 536782-10-5

SCHEDULE 13D

ITEM 1.

SECURITY AND ISSUER

This statement relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of LitFunding Corp., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3700 Pecos McLeod #100, Las Vegas, Nevada 89121.

ITEM 2.

IDENTITY AND BACKGROUND

This Schedule 13D is being filed on behalf of Stanley Tomchin, whose principal business address is 727 Lilac Drive, Montecito, CA 93108.  Mr. Tomchin is a private investor.

Mr. Tomchin has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Mr. Tomchin is a citizen of the United States.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Tomchin acquired the securities reported hereon in connection with and as a result of the merger with California LitFunding Corp., a California corporation ("LFC"), as discussed in Item 4, below.

ITEM 4.

PURPOSE OF TRANSACTION

Mr. Tomchin formerly held shares in LFC. Mr. Tomchin acquired the shares of common stock in LFC for investment. As reported by the Issuer's Form 10KSB Report for the year ended December 31, 2003, on February 25, 2003, the Issuer entered into an Agreement and Plan of Merger with the LFC, pursuant to which a wholly-owned subsidiary of the Issuer merged with and into LFC (the "Merger"). The Issuer reported that in connection with that Merger, an aggregate of 7,592,250 shares of the Common Stock of the Issuer were issued to the former shareholders of LFC in exchange for all of the issued and outstanding shares of LFC common stock and that the former shareholders of the Issuer retained 678,000 shares. Mr. Tomchin abstained from the vote of the LFC shareholders which approved the Merger.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)

As of February 25, 2003, Mr. Tomchin beneficially owned 1,124,000 shares of Common Stock. Such amount does not include 103,400 shares of Common Stock which were issued by the Issuer as stock dividends after February 23, 2003. As of February 25, 2003, Mr. Tomchin beneficially owned approximately 13.6% of the Issuer's Common Stock. Said amount includes 90,000 shares of the Issuer's Common Stock held by Mr. Tomchin's adult daughter, Emily Tomchin. The calculation of the foregoing percentage is based on the number of shares of Issuer's Common Stock which was to be outstanding upon the effectiveness of the Merger as set forth in the Issuer's Form 10KSB Report for the year ended December 31, 2002 and as shown to be outstanding on as of March 31, 2003 as set forth in the Issuer's Form 10-QSB Report for the quarter ended March 31, 2003.

Certain of the Issuer's SEC reports state that Mr. Tomchin was granted by the Issuer options to purchase 325,000 shares of the Issuer's Common Stock. Mr. Tomchin was in a dispute with the Issuer over compensation which was due him and at one point the Issuer suggested that he receive options in lieu thereof, Mr. Tomchin never accepted this proposal, is not party to any option agreement with the Issuer relating to these options, has not been advised of the terms and conditions of such options, and has advised the Issuer that he has rejected any such options.

CUSIP No. 536782-10-5

SCHEDULE 13D

Accordingly, he disclaims beneficial ownership of these options and the shares of the Issuer's Common Stock issuable in connection therewith.

(b)

As of February 25, 2003, Mr. Tomchin had the sole power to vote and dispose, or direct the disposition, of 1,034,000 shares of the Common Stock. Mr. Tomchin has shared voting and dispository power over 90,000 shares of the Issuer's Common Stock which are held by Mr. Tomchin's adult daughter, Emily Tomchin.

(c)

Not applicable.

(d)

Not applicable.

(e)

Based upon 14,180,063 shares of the Issuer's Common Stock outstanding as of April 28, 2005 as set forth in the Issuer's Form 10QSB Report for the quarter ended March 31, 2005, Tomchin ceased to beneficially own 5%  or more of the Issuer's Common Stock on May 6, 2005.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the settlement agreement dated February 26, 2004 with the Issuer arising out of various disputed matters, Mr. Tomchin agreed through December, 2005 that (i) with respect to the shares of the Issuer’s Common Stock beneficially owned by him, not to utilize a vote such shares to file a lawsuit against the Issuer or LFC or (ii) not to attend any shareholder meeting of the Issuer or LFC. The Issuer agreed that the shares of the Issuer’s Common Stock beneficially owned by Mr. Tomchin would be transferable to the fullest extent permitted by law.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

99.1

Agreement between RP Entertainment, Inc. and LitFunding Corp. (filed as Exhibit 2.1 to the Issuer's Form 8-K Report filed on March 11, 2003 and incorporated herein by reference).

CUSIP No. 536782-10-5

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

July 6, 2005

By:    /s/ Stanley Tomchin

Stanley Tomchin